Exhibit 99.1

IPA’s Subsidiary BioStrand Secures Second VLAIO Research Grant

IPA subsidiary BioStrand receives grant to expand LENSai platform by linking HYFTs™ with 3D protein structure and function

DIEPENBEEK, Belgium--(BUSINESS WIRE)--May 9, 2022--Diepe IPA (IMMUNOPRECISE ANTIBODIES LTD.) (the “Company” or “IPA”) (NASDAQ: IPA) (TSXV: IPA) is pleased to share that IPA’s subsidiary Biostrand, a Belgian end-to-end multi-omics analysis platform provider, has received a €460,000 round of grant funding from VLAIO (Flanders Innovation & Entrepreneurship), the research fund of the Flemish regional government in Belgium. Conditionally awarded in January this year, BioStrand recently satisfied the remaining criteria for the award, which follows an original grant from VLAIO of €235,000 in 2020. Commenting on the latest grant, Dr. Ingrid Brands, General Manager and co-founder of BioStrand, stated, “Thus far, our patented HYFT™-based methodology has been applied predominantly to streamline analysis at the syntactic level and combines sequence information with natural language processing. Using the presence, occurrence, and distribution of HYFT™ patterns, the focus has been on analysis and integration of sequence-based ‘syntactical’ information. We are now extending the methodology to combine syntactical and structural information and to expand our services portfolio with HYFT™-based structural and functional modelling functionalities. By linking HYFTs™ with the 3D structure (and function) of proteins and expanding platform capabilities for AI discovery, we will be able to support an even wider array of applications, including assay development, biomarker discovery, and computer-aided drug design.”

The strategic objective driving this HYFT™-based synthesis of syntactical and structural information is to extend BioStrand’s technology to encompass the structure of proteins. A key advantage of this blended approach is the detection of protein sequences with similar structures (and function) but without high sequence similarity (distant homologs). A primary application for this approach will be in protein structure prediction, with a particular first focus on antibodies as well as G protein coupled receptors (GPCRs). This will be extended to cover protein-protein interaction prediction (PPI) at a later stage.

BioStrand is also working on an AI Discovery platform that will leverage advanced AI techniques to facilitate integrated protein structure and function analysis. Combined with existing R&R and Variant Analyzer modules, natural language analysis capabilities and the HYFT™-based unified syntactical plus structural methodology, BioStrand’s AI discovery platform will empower researchers to fully analyse their data and gain insights across the entire analysis pipeline, from raw sequencing data to biologically relevant aspects such as diagnostics and drug discovery.

The expansion of BioStrand’s omics platform with these advanced functionalities is crucial to become an ambitious market player and position BioStrand as a one-stop-shop for omics analysis,” said Dr. Brands. “We believe that integrating sequence and 3D structure analysis in combination with natural language processing will revolutionize protein structure and function prediction and boost developments in biotechnology and precision medicine. Providing a powerful, integrated, and user-friendly data analysis platform for life sciences researchers is our contribution to ramping up the effectiveness of R&D cycles and enabling the real-time analysis of actionable patient data that will bring precision medicine to the next level. It also takes us one step further in our mission to create a truly effective omics data analysis solution.”

The Company also announces the departure of Stefan Lang, Chief Business officer of IPA, effective immediately, and wishes him the best in his future endeavors.

ImmunoPrecise Antibodies Ltd.

ImmunoPrecise Antibodies Ltd. is a biotherapeutic, innovation-powered company that supports its business partners in their quest to discover and develop novel antibodies against a broad range of target classes and diseases. The Company offers a hybrid of services and programs with advanced platforms and technologies — dynamic scientists and business advisors — to optimize antibody discovery and development, against rare and/or challenging epitopes. For further information, visit www.immunoprecise.com.

Forward Looking Information

This news release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified using words such as “potential”, “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information contained in this news release include, but are not limited to, statements regarding the Company’s ability to complete the studies proposed for the grant award. In respect of the forward-looking information contained herein, the Company has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including those risks discussed in the Company’s Annual Information Form dated July 27, 2021 (which may be viewed on the Company’s profile at www.sedar.com) and the Company’s Form 40-F, Amendment No, 1 dated September 28, 2021 (which may be viewed on the Company’s profile at www.sec.gov). Furthermore, there can be no assurance that the pending patent applications will issue as patents and that challenges will not be instituted against the validity or enforceability of such patents. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contacts

Investor contact:
investors@immunoprecise.com